LONDAX CORP.

Puces iela 47, Riga,

Latvia LV-1082

+372 712 1419

londaxcorp@protonmail.com

October 25, 2023.

Ms. Mariam Mansaray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Londax Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 26, 2023

File No. 333-274140

Dear Ms.Mansaray,

LONDAX CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 11, 2023 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 22, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, please provide additional disclosure regarding the two contracts for CRM program development including the material terms of these agreements, status of the development of your CRM platform and expenses to date on developing your platform.

RESPONSE: We have provided additional disclosure as follows:

We have entered and fulfilled two contracts with the same material terms:

1.	Contract #1 Effective Date: June 17, 2023. Our company delivered the CRM Program within 30 days from the Effective Date.
2.	Contract #2 Effective Date: July 18, 2023. Our company also delivered the CRM Program within 30 days from the Effective Date.

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In both contracts, we were responsible for designing, developing, and implementing a CRM software system to meet the customers' internal customer service needs. After the CRM Program was delivered, a 30-day service and maintenance period were provided during which we addressed any issues, bugs, or performance-related concerns.

Each of two customers agreed to pay us a total sum of $5,300 for the services rendered. Upon full payment, the customer gains ownership of all rights, title, and interest in the CRM Program.

As of October 15, 2023, we have prepaid $5,000 for the development of our platform and are scheduled to pay an additional $5,000 at the end of October 2023. Currently, we are in the discovery and planning phase of our platform development. The next phase of platform development, the Design phase, is set to begin in December 2023.

Security Ownership of Certain Beneficial Owners and Management, page 31

2.	We note your response to prior comment 7 and reissue the comment as your disclosure continues to refer to the beneficial ownership as of May 31, 2023.

RESPONSE: We have updated our beneficial ownership disclosure as of a recent practicable date

Note 6 - Commitments and Contingencies, page F-8

3.	In response to prior comment 11, you clarified that the office was provided by your sole officer and president Mr.Olegs Pavlovs for free use, without any payment. Please tell us how you intend to account and reflect the expense paid by Mr. Olegs Pavlovs on your behalf within your financial statements. Note that any obligations paid by any related parties on behalf of the registrant must be reflected in the registrant’s financial statements as an operating expense and a corresponding credit to additional-paid-in-capital. Refer to SAB Topic 5T.

RESPONSE: We have added the following information to Note 6 of our financial statements:

We intend to account for and reflect the expenses paid by Mr. Olegs Pavlovs on our behalf within our financial statements. Any obligations paid by related parties on behalf of the registrant will be recorded in the registrant's financial statements as operating expenses, with a corresponding credit to additional-paid-in-capital. This approach is in accordance with SAB Topic 5T.

Please direct any further comments or questions you may have to the company at londaxcorp@protonmail.com

Thank you.

Sincerely,

/S/ Olegs Pavlovs

Olegs Pavlovs, President

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